Exhibit 99.5

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed, and are identified by [ ]; or acted as a placeholder pending final iteration of the document

Exclusive Services Agreement

THIS SERVICES AGREEMENT (this “Agreement”), dated as of August 31, 2021 (the “Effective Date”), is by and between [TRUCKING], a Nevada corporation, with offices located at [ ] (“Trucking”) and [CORP], a Nevada corporation, with offices located at [ ] (“Corp”; and, together with Trucking, the “Parties”, and each a “Party”).

WHEREAS, Trucking has the capability and capacity to provide certain logistics management services and supply chain solutions, including last mile delivery services, and has continuously been providing such services to Corp since 2019;

WHEREAS, Corp has received certain logistics management services and supply chain solutions, including last mile delivery services, including last mile delivery services, from Trucking since 2019, and desires to continue the receipt of such services from Trucking, and Trucking is willing to continue to provide such services, under the terms and conditions set forth herein;

WHEREAS, Corp has the capability and capacity to continue to provide certain administrative, operational and support services to Trucking; and

WHEREAS, Trucking desires to retain Corp to provide such administrative, operational and support services, and Corp is willing to continue to provide such services to Trucking, under the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Trucking and Corp agree as follows:

1.        Services.

1.1          Trucking shall provide to Corp the services (the “Trucking Services”) set forth on Exhibit A hereto. Additions and deletions to the Trucking Services shall be made only if signed by the Trucking Contract Manager and the Corp Contract Manager, appointed pursuant to 2.1(a) and 3.1, respectively.

1.2          Corp shall provide to Trucking the services (the “Corp Services”; and, together with the Trucking Services, the “Services”) set forth on Exhibit B hereto. Additions and deletions to the Corp Services shall be made only if signed by the Trucking Contract Manager and the Corp Contract Manager.

2.        Exclusivity. Corp hereby retains, and agrees to cause its affiliates and successors to retain, Trucking as its exclusive provider of the Trucking Services in the state of Utah (the “Territory”).

3.        Obligations of the Parties.

3.1          Trucking shall designate employees or contractors that it determines, in its sole discretion, to be capable of filling the following positions:

(a)          A primary contact to act as its authorized representative with respect to all matters pertaining to this Agreement (the “Trucking Contract Manager”).

(b)          A number of employees or agents that it deems sufficient and capable to perform the Trucking Services set forth on Exhibit A to the same or better performance standards that the Trucking Services were performed during the 12-month period immediately prior to the Effective Date (collectively, with the Trucking Contract Manager, the “Trucking Representatives”).

3.2          Corp Shall designate employees or contractors that it determines, in its sole discretion, to be capable of filling the following positions:

(a)          One or more primary contacts (set forth in Exhibit D hereto) to act as its authorized representative with respect to all matters pertaining to this Agreement (the “Corp Contract Manager”; and, together with the Trucking Contract Manager, each, a “Contract Manager”).

(b)          A number of employees or agents that it deems sufficient and capable to perform the Corp Services set forth on Exhibit B to the same or better performance standards that the Corp Services were performed during the 12-month period immediately prior to the Effective Date (collectively, with the Corp Contract Manager, “Corp Representatives”; and, together with the Trucking Representatives, the “Provider Representatives,” each, a “Provider Representative”).

3.3          Neither Party shall make changes to its respective Provider Representative except:

(a)          Following Notice to the other Party.

(b)          Upon the resignation, termination, death, or disability of such Party’s existing Provider Representative.

(c)          At the reasonable request of the other Party, and  by mutual agreement, in which case the non-requesting Party shall use reasonable efforts to appoint a replacement at the earliest time it determines to be commercially viable.

3.4          Each Party shall:

(a)          Require that its respective Contract Manager respond promptly to any reasonable requests from the other Party for instructions, information, or approvals required by the other Party to provide the relevant Services.

(b)          Cooperate with the other Party in its performance of the relevant Services and provide access to its premises, employees, contractors, information, documents, data and equipment, as required, to enable the other Party to provide the relevant Services.

(c)          Take all steps necessary, including obtaining any required licenses or consents, to prevent Party-caused delays in the other Party’s provision of the relevant Services.

3.5          Each Party shall maintain complete and accurate records relating to its respective provision of the Services. During the Term and for a period of five (5) years thereafter, upon the other Party’s written request, the non-requesting Party shall allow the other Party or its representatives to inspect and make copies of such records in connection with the provision of the relevant Services; provided that the requesting Party provides the non-requesting Party with at least five (5) business days’ advance written notice of the planned inspection, any such inspection shall take place during regular business hours solely at the requesting Party’s expense and any such inspection shall occur no more than once per 12-month period.

4.          Fees and Expenses.

4.1          In consideration of the provision of each Party’s the Services to each other and the rights granted under this Agreement, each Party shall pay the fees set forth on Exhibit C hereto; provided, however, that Corp shall increase the fees payable to Trucking for the Trucking Services in an amount equal to any increase in fees that Corp receives from its customers related to the Trucking Services in the Territory. Payment to the provider Party of such fees and the reimbursement of expenses pursuant to this Section 4 shall constitute payment in full for the performance of the Services. Unless otherwise provided in Exhibit C, such fees and the reimbursement of such expenses will be payable within 30 days of receipt by a Party of an invoice from the provider Party.  Corp agrees to remit to Trucking all fees and payments due to Trucking hereunder within no more than 3 business days of receipt from its customer(s), as may be demonstrable through Amazon Payee Central or otherwise.

4.2          Each Party shall reimburse the other Party for all reasonable expenses incurred in connection with delivery of the Services, if such expenses have been pre-approved, in writing (including via email) by the Party’s Contract Manager, within 30 days of receipt by the Party of an invoice from the provider Party accompanied by receipts and reasonable supporting documentation.

4.3          Each Party shall be responsible for all sales, use, and excise taxes, and any other similar taxes, duties, and charges of any kind imposed by any federal, state, or local governmental entity on any amounts payable by such Party hereunder; provided that, in no event, shall a Party pay or be responsible for any taxes imposed on, or with respect to, the other Party’s income, revenues, gross receipts, personnel, or real or personal property, or other assets.

4.4          Except for invoiced payments that a Party has successfully disputed, all late payments shall bear interest at the lesser of (a) the rate of 1% per month and (b) the highest rate permissible under applicable law, calculated daily and compounded monthly. The late-paying Party shall also reimburse the late-receiving Party for all reasonable costs incurred in collecting any late payments, including, without limitation, attorneys’ fees. In addition to all other remedies available under this Agreement or at law (which Trucking does not waive by the exercise of any rights hereunder), Trucking shall be entitled to suspend the provision of the Trucking Services if Corp fails to pay any undisputed amounts when due hereunder and such failure continues for twenty (20) calendar days following written notice thereof.

5.        Limited Warranty and Limitation of Liability.

5.1          Each Party warrants that it shall perform its applicable Services:

(a)          In accordance with the terms and subject to the conditions set forth in this Agreement and Exhibits A and B.

(b)          Using personnel of commercially reasonable skill, experience, and qualifications.

(c)          In a timely, workmanlike, and professional manner in accordance with generally recognized industry standards for similar services.

5.2          The provider Party’s sole and exclusive liability and the other Party’s sole and exclusive remedy for breach of this limited warranty shall be as follows:

(a)          The provider Party shall use reasonable commercial efforts to promptly cure any such breach; provided that, if the provider Party cannot cure such breach within a reasonable time (but no more than 30 calendar days) after the non-breaching Party’s written notice of such breach, the non-breaching Party may, at its option, terminate the Agreement by serving written notice of termination in accordance with Section 8.2; provided, however, that, if such breach is not capable of being cured within such 30-day period and the provider Party commences such cure with such 30-day period and thereafter uses all commercially reasonable efforts to continue to cure such breach, then the non-breaching Party does not have the option to terminate this Agreement during such up-to-30-day period or such extended cure period or thereafter if the breach has been so cured; however, in such situation, the cure period shall not extend beyond 60 days unless the non-breaching Party agrees in writing to extend the cure period further.

(b)          The foregoing remedy shall not be available unless the non-breaching Party provides written notice of such breach within 30 days after delivery of the applicable Services.

5.3          NEITHER PARTY MAKES ANY WARRANTIES EXCEPT FOR THOSE PROVIDED IN SECTION 5.1, ABOVE. ALL OTHER WARRANTIES, EXPRESS AND IMPLIED, ARE EXPRESSLY DISCLAIMED.

6.          [Reserved].

7.          Confidentiality. From time to time during the Term of this Agreement, either Party (as the “Disclosing Party”) may disclose or make available to the other Party (as the “Receiving Party”), non-public, proprietary, and confidential information of Disclosing Party that, if disclosed in writing or other tangible form is clearly labeled as “confidential,” or if disclosed orally, is identified as confidential when disclosed and within 30 days thereafter, is summarized in writing and confirmed as confidential (“Confidential Information”); provided, however, that Confidential Information does not include any information that: (a) is or becomes generally available to the public other than as a result of Receiving Party’s breach of this Section 7; (b) is or becomes available to the Receiving Party on a non-confidential basis from a third-party source, provided that such third party is not and was not prohibited from disclosing such Confidential Information; (c) was in Receiving Party’s possession prior to Disclosing Party’s disclosure hereunder; or (d) was or is independently developed by Receiving Party without using any Confidential Information.  The name of Corp’s largest customer as of the Effective Date shall be deemed and is agreed and acknowledged as being included as Confidential Information, except as may need to be disclosed in the normal course of operations internally; and it shall also not be deemed a breach of the confidentiality provision in this Agreement or in such other agreement between or among the parties (including ParcelPal Logistics Inc.) wherein such customer name is required to be disclosed by operation or rule or regulation of the Securities and Exchange Commission or at request of the SEC or CSE, as the case may be.  The Receiving Party shall: (x) protect and safeguard the confidentiality of the Disclosing Party’s Confidential Information with at least the same degree of care as the Receiving Party uses to protect its own Confidential Information, but in no event with less than a commercially reasonable degree of care; (y) not use the Disclosing Party’s Confidential Information, or permit it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under this Agreement; and (z) not disclose any such Confidential Information to any person or entity, except to members of the Receiving Party’s Group (as defined hereinbelow) who need to know the Confidential Information to assist the Receiving Party, or act on its behalf, to exercise its rights or perform its obligations under this Agreement.

If the Receiving Party is required by applicable law or legal process to disclose any Confidential Information, it shall, prior to making such disclosure, use commercially reasonable efforts to notify Disclosing Party of such requirements to afford Disclosing Party the opportunity to seek, at Disclosing Party’s sole cost and expense, a protective order or other remedy. For purposes of this Section 7 and Section 8.4 only, Receiving Party’s Group shall mean the Receiving Party’s affiliates and its or their employees, officers, directors, stockholders, agents, independent contractors, attorneys, accountants, and financial advisors.

8.          Term, Termination, and Survival.

8.1          This Agreement shall commence as of the Effective Date and shall continue thereafter for a period of five (5) years, unless sooner terminated pursuant to Section 8.2 or Section 8.3.

8.2          Either Party may terminate this Agreement, effective upon written notice to the other Party (the “Defaulting Party”), if the Defaulting Party:

(a)          Materially breaches this Agreement, and such breach is incapable of cure, or with respect to a material breach capable of cure, the Defaulting Party does not cure such breach within 30 days after receipt of written notice of such breach, unless the non-Defaulting Party agrees in writing to extend the cure period.

(b)          Becomes insolvent or admits its inability to pay its debts generally as they become due.

(c)          Becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which proceeding is not fully stayed within 20 business days or is not dismissed or vacated within 60 days after filing.

(d)          Is dissolved or liquidated or takes any corporate action for such purpose.

(e)          Makes a general assignment for the benefit of creditors.

(f)          Has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business, which appointment is not dismissed or vacated within 60 days after appointment.

8.3          Notwithstanding anything to the contrary in Section 8.2(a), Trucking may terminate this Agreement before the expiration date of the Term on written notice if Corp fails to pay any amount when due hereunder: (a) and such failure continues for 30 days after Corp’s receipt of written notice of nonpayment; provided, however, that such failure shall not include amounts that Corp is disputing in good faith until 30 days following the final resolution thereof; or (b) more than three (3) times in any 12-month period; provided, however, that should such dispute not be resolved within 60 calendar days following notice to Corp of such dispute, then Corp shall escrow the amounts in dispute until such matter is resolved between the parties or by such court of competent jurisdiction. Additionally, no such failure shall be included in the “three (3) times” calculation for so long as Corp is disputing such amounts in good faith until final resolution thereof.

8.4          The rights and obligations of the Parties set forth in this Section 8.4 and in Sections 2, 4, 9, 10, 11, 12, 13, 15, 16, 17, 19, 20, 21, 22 and 23, and any right or obligation of the Parties in this Agreement which, by its nature, should survive termination or expiration of this Agreement, will survive any such termination or expiration of this Agreement, and with respect to Confidential Information that constitutes a trade secret under applicable law, the rights and obligations set forth in Section 7 hereof will survive such termination or expiration of this Agreement until, if ever, such Confidential Information loses its trade secret protection other than due to an act or omission of the Receiving Party or the Receiving Party’s Group.

9.        Limitation of Liability.

EXCEPT IN CONNECTION WITH A BREACH UNDER SECTION 20 HEREOF, IN NO EVENT SHALL A PARTY BE LIABLE TO THE OTHER PARTY OR TO ANY THIRD PARTY FOR ANY LOSS OF USE, REVENUE, OR PROFIT OR LOSS OF DATA OR DIMINUTION IN VALUE, OR FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, OR PUNITIVE DAMAGES WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE, REGARDLESS OF WHETHER SUCH DAMAGE WAS FORESEEABLE AND WHETHER OR NOT SERVICE PROVIDER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE.

10.      Insurance. During the term of this Agreement and for a period of 12 months thereafter, Corp shall, at its own expense, maintain and carry insurance with financially sound and reputable insurers, in full force and effect that includes, but is not limited to, commercial general liability in a sum no less than $1,000,000 per occurrence and $2,000,000 in the general aggregate; Business Automobile Liability insurance (also known as “motor fleet” insurance) with a limit of not less than $1,000,000 per occurrence for bodily injury and property damage combined; and Cargo Legal Liability insurance (or similar) with limits sufficient to cover liability for loss or damage to cargo transported by your company, and in no event less than $25,000 per loss. Upon Trucking’s request, Corp shall provide Trucking with a certificate of insurance from Corp’s insurer evidencing the insurance coverage specified in this Agreement. The certificate of insurance shall name Trucking as an additional insured. Trucking shall provide Corp with 30 days’ advance written notice in the event of a cancellation or material change in Trucking’s insurance policy. Except where prohibited by law, Corp shall require its insurer to waive all rights of subrogation against Trucking’s insurers and Trucking.

11.       Entire Agreement. This Agreement, including and together with any related exhibits, schedules, attachments, and appendices, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, regarding such subject matter.

12.      Notices. All notices, requests, consents, claims, demands, waivers, and other communications under this Agreement (each, a “Notice”, and with the correlative meaning “Notify”) must be in writing and addressed to the other Party at its address set forth below (or to such other address that the receiving Party may designate from time to time in accordance with this Section). All Notices shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid, if sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12):

Notice to Trucking:	[ ]
Attention: CEO Email: [ ]

with a mandatory copy to:	ParcelPal Logistics, Inc. 305 – 190 Alexander Street Vancouver, BC V6A 2S5

Attn: Chief Executive Officer
Email: rich@parcelpal.com

and (which shall not constitute notice) to:	Rimon, P.C. 245 Park Avenue, 39th Floor New York, NY 10167 Attn: Theodore Ghorra Email: theodore.ghorra@rimonlaw.com

Notice to Corp:	[ ]
Attention: [ ]

and with a mandatory copy (which shall not constitute notice) to:	Clark Hill PLC

1055 West Seventh Street, Suite 2400

Los Angeles, CA 90017

Attn: Randolf Katz

Email: rkatz@clarkhill.com

13.      Severability. If any term or provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon a determination that any term or provision is invalid, illegal, or unenforceable, the court may modify this Agreement to affect the original intent of the Parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

14.      Amendments. No amendment to or modification of or rescission, termination, or discharge of this Agreement is effective unless it is in writing and signed by an authorized representative of each Party.

15.      Waiver. No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

16.      Assignment. Neither Party may assign, transfer, delegate, or subcontract any of its rights or delegate any of its obligations under this Agreement, including any assignment or transfer by contract or operation of law, without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed, denied, or conditioned. Any purported assignment or delegation in violation of this Section 16 shall be null and void. No assignment or delegation shall relieve the assigning Party of any of its obligations under this Agreement. Notwithstanding the above, either Party may assign or transfer any of its rights or delegate or subcontract any of its obligations to any affiliate or to any person acquiring all or substantially all of such Party’s assets, unless such person is a competitor to the other Party, upon notice to the other Party, but without obtaining the other Party’s consent.

17.      Successors and Assigns. This Agreement is binding on and inures to the benefit of the Parties to this Agreement and their respective permitted successors, assignees, delegates, and subcontractors.

18.      Relationship of the Parties. The relationship between the Parties is that of independent contractors. The details of the method and manner for performance of the Services by each Party shall be under its own respective control, the other Party being interested only in the results thereof. Each Party shall be solely responsible for supervising, controlling, and directing the details and manner of the completion of its relevant Services.  Nothing in this Agreement shall give a Party the right to instruct, supervise, control, or direct the details and manner of the completion of the other Party’s Services. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the Parties, and neither Party shall have authority to contract for or bind the other Party in any manner whatsoever.

19.      No Third-Party Beneficiaries. This Agreement benefits solely the Parties to this Agreement and their respective permitted successors, assignees, parent entities (whether now or as may subsequently become), delegates, and subcontractors and nothing in this Agreement, express or implied, confers on any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

20.      Non-Interference; Non-Competition.  Corp acknowledges, agrees, and understands that Trucking is reliant on Corp and its primary customer (as of the Effective Date) for its main source of business and revenue. Corp further acknowledges, agrees and understands that any interference (tortious or otherwise), interruption, disruption, discontinuance, suspension or other alteration of the relationship, business or revenues generated as a result thereof, whether pursuant to the underlying contract between Corp and its largest customer (as of the Effective Date) or otherwise, would cause a material adverse change to Trucking, materially harm its business and adversely impact ParcelPal’s publicly traded securities, among other serious consequences to Trucking and ParcelPal. The Parties hereby agree that the occurrence of any of the activities or events set forth in the preceding sentence shall be deemed to be a material breach of this Agreement, and subject Corp to any and all remedies available to Trucking, at law and in equity, without limitation.  Therefore, Corp covenants and agrees to not, directly or indirectly, interfere (tortiously or otherwise), interrupt, disrupt, discontinue, suspend, adversely alter, cease to do business or terminate its contract with its largest customer, or otherwise cause or induce its largest customer or any other party to engage in any of the foregoing, or willfully or intentionally breach, cause the breach of or permit the breach of, the contract between Corp and its largest customer. For its part, neither Trucking nor ParcelPal Logistics Inc. will compete with or establish a third-party company to compete with Corp in the geographic locales of Utah in which Trucking is currently providing the Trucking Services solely as it relates to Corp’s largest (current) customer.

Trucking acknowledges, agrees, and understands that Corp is reliant on its primary customer (as of the Effective Date) for its main source of business and revenue. Trucking further acknowledges, agrees and understands that any interference (tortious or otherwise), interruption, disruption, discontinuance, suspension or other alteration of the relationship, business or revenues generated between Corp and its largest (current) customer (as of the Effective Date), which is willful and directly attributable to Trucking or its parent entity from and after the Effective Date, would cause a material adverse change to Corp, materially harm its business and adversely impact the value of Corp to its equity holders, among other serious consequences to Trucking and ParcelPal. The Parties hereby agree that the occurrence of any of the activities or events set forth in the preceding sentence shall be deemed to be a material breach of this Agreement, and subject Trucking to any and all remedies available to Corp, at law and in equity, without limitation.  Therefore, Trucking covenants and agrees to not, directly or indirectly, interfere (tortiously or otherwise), interrupt, disrupt, discontinue, suspend, adversely alter, cease to do business or terminate this Agreement (except in accordance with the provisions of this Agreement), or otherwise take (or refrain from taking) any actions that, directly or indirectly, could cause or induce Corp’s largest (current) customer (as of the Effective Date) to terminate or not to renew Corp’s agreement with such customer.

21.       Choice of Law. This Agreement and all related documents including all exhibits attached hereto, and all matters arising out of or relating to the making or performance of this Agreement, whether sounding in contract, tort, or statute are governed by, construed in accordance with and enforced under the laws of the State of New York, United States of America (including its statutes of limitations and N.Y. Gen. Oblig. Law § 5-1401), without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New York.

22.      Choice of Forum. Each Party irrevocably and unconditionally agrees that it will not commence any action, litigation, or proceeding of any kind whatsoever against the other Party in any way arising from or relating to this Agreement, including all exhibits, schedules, attachments, and appendices attached to this Agreement, and all contemplated transactions, including, but not limited to, contract, equity, tort, fraud, and statutory claims, in any forum other than the US District Court for the Southern District of New York or if such court does not have subject matter jurisdiction, the courts of the State of New York sitting in the Borough of Manhattan, and any appellate court from any thereof. Each Party irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and agrees to bring any such action, litigation, or proceeding only in the US District Court for the Southern District of New York or, if such court does not have subject matter jurisdiction, the courts of the State of New York sitting in the Borough of Manhattan. Each Party agrees that a final judgment in any such action, litigation, or proceeding is conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

23.       WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, INCLUDING EXHIBITS, SCHEDULES, ATTACHMENTS, AND APPENDICES ATTACHED TO THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS, SCHEDULES, ATTACHMENTS, OR APPENDICES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

24.      Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. Notwithstanding anything to the contrary in Section 12, a signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

25.      Force Majeure. No Party shall be liable or responsible to the other Party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations of Corp to make payments to Trucking hereunder), when and to the extent such failure or delay is caused by or results from acts beyond the impacted party’s (“Impacted Party”) reasonable control, including, without limitation, the following force majeure events (“Force Majeure Event(s)”): (a) acts of God; (b) flood, fire, earthquake, epidemics or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) government order, law, or actions; (e) embargoes or blockades in effect on or after the date of this Agreement; (f) national or regional emergency; and (g) strikes, labor stoppages or slowdowns, or other industrial disturbances.

The Impacted Party shall give notice within 30 days of the Force Majeure Event to the other Party, stating the occurrence with specificity as to its details and the period of time the occurrence is expected to continue. The Impacted Party shall use diligent efforts to end the failure or delay and ensure the effects of such Force Majeure Event are minimized. The Impacted Party shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause. In the event that the Impacted Party’s failure or delay remains uncured for a period of 30 consecutive days following written notice given by it under this Section 24, the other Party may thereafter terminate this Agreement upon 15 days’ written notice.

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